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                                                                    EXHIBIT 99-A

       The following is the information set forth under the section entitled "Effect of Domestication on Shareholder Rights" from pages 29-34 of the Registrant's Proxy Statement/Prospectus filed pursuant to Rule 424(b)(3) on May 15, 1996, relating to Form S-4 Registration Statement No. 33-99126, which has been incorporated by reference into Part II, Item 2 of this Form 10-Q:

                 EFFECT OF DOMESTICATION ON SHAREHOLDER RIGHTS

       On the Effective Date, the shareholders of Xavier-Canada will become stockholders of Xavier-Delaware. Differences between the OBCA and the DGCL and between the Xavier-Canada Articles and the proposed Xavier-Delaware Certificate will result in various changes in the rights of shareholders of Xavier-Canada.

       The following is a summary of the rights of the Company's stockholders after the Domestication, as compared with those of Xavier-Canada shareholders prior to the Domestication. This summary does not purport to be complete and is qualified in its entirety by reference to the Xavier-Delaware Certificate, Xavier-Delaware By-Laws, Xavier-Canada Articles and Xavier-Canada By-Laws, the text of which are included in this Prospectus as Exhibits G, H, E and I, respectively. For further discussion of certain provisions of the Xavier-Delaware Certificate, see "Description Xavier--Delaware Securities."

  DIFFERENCES BETWEEN ONTARIO AND DELAWARE CORPORATE LAW

       Upon the consummation of the Domestication and Merger, the Corporation will be subject to the provisions of the DGCL. Set forth below is a comparison of certain material provisions of the DGCL and the OBCA.

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       Vote on Extraordinary Corporate Transactions.  Under the OBCA,
  amalgamations, continuances, sales or leases or exchanges of all or substantially all of the assets of a company and other extraordinary corporate actions require the approval of the holders of two-thirds of the shares being voted thereon in person or by proxy. Under the DGCL, mergers or consolidations require the approval of the holders of a majority of the outstanding stock of the corporation entitled to vote thereon except: (i) for a corporation that survives the merger where the merger requires the issuance of Common Stock not exceeding 20% of such corporation's shares outstanding immediately prior to the merger, the merger agreement does not amend in any respect the survivor's certificate of incorporation and shareholder approval is not specifically mandated in the survivor's certificate of incorporation; and (ii) for both corporations where the corporation surviving the merger was a 90% or greater parent of the other corporation. Unless a greater percentage is required by the charter, a sale, lease or exchange of all or substantially all the property or assets of a corporation or an amendment to the certificate of incorporation also require the approval of the holders of a majority of the outstanding stock entitled to vote thereon.

       By-Law Amendments. Under the OBCA, either shareholders or directors may make, amend or repeal by-laws, but director by-laws are subject to later confirmation by the shareholders. Under the DGCL, stockholders may adopt, amend or repeal by-laws. In addition, directors of a corporation, if authorized by the certificate of incorporation, may adopt, amend or repeal by-laws, such action not being subject to later shareholder confirmation.

       Amendments to the Charter. Under the OBCA, an amendment to a corporation's articles of incorporation requires the affirmative vote of at least two-thirds of the votes cast by shareholders entitled to vote thereon represented in person or by proxy and in most instances, the affirmative vote of at least two-thirds of the votes cast within each class or series of outstanding shares by shareholders represented in person or by proxy. Under the DGCL, an amendment to a corporation's certificate of incorporation requires the approval of a majority of the outstanding stock entitled to vote, unless such level of approval is increased by the certificate of incorporation. In addition, under the DGCL, if the amendment to the certificate of incorporation adversely affects the rights of a particular class of stock, that class is entitled to vote separately on the amendment whether or not it is designated as voting stock.

       Removal of Directors. Under both the OBCA and the DGCL, directors may generally be removed, with or without cause, by a vote of the holders of a majority of the shares being voted. However, under the DGCL, if the board is classified, which the Board of Xavier-Delaware is, directors may be removed only for cause, unless the certificate of incorporation provides otherwise, which the Xavier-Delaware certificate of incorporation does not. Further, if a director is elected by holders of a class or series of shares, the OBCA provides that only the shareholders of that class or series can vote to remove that director, without or without cause, whereas the DGCL provides that only the shareholders of that class or series can vote to remove that director without cause. Finally, in the case of a corporation having cumulative voting, under both the OBCA and the DGCL a director may not be removed from office if the votes cast against the director's removal would be sufficient to elect such director and such votes could be voted cumulatively at an election at which the same total number of votes were cast and, (i) in the case of the OBCA, the number of directors required by the articles were then being elected, or (ii) in the case of DGCL, the entire board is being elected or, if there are classes of directors, the class of directors of which such director is a part is being elected.

       Quorum of Shareholders. Under the OBCA, a quorum for shareholders' meetings consists of the holders of a majority of the outstanding shares, present in person or represented by proxy, unless the by-laws otherwise provide. Under the DGCL, a quorum consists of a majority of shares entitled to vote, present in person or represented by proxy, unless the charter or by-laws provide otherwise, but in no event may a quorum consist of less than one-third of the shares entitled to vote at the meeting.

       Notice and Calling of Shareholder Meetings. Under the OBCA, shareholders' meetings may be called by the board of directors who must call a meeting when so requested by the holders of not less than five

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  percent (5%) of the voting shares, on a minimum of 21 days' notice.  Under the
  DGCL, unless the certificate of incorporation or by-laws authorize additional persons, only the board of directors may call a shareholders' meeting, on ten days' notice.

       Shareholder Consent in Lieu of Meeting. Under the OBCA, shareholder action without a meeting may only be taken by unanimous written consent of all shareholders. Under the DGCL, unless otherwise provided in the charter, shareholders may act by written consent without a meeting if holders of outstanding stock representing not less than the minimum number of votes that would be necessary to take such action at an annual or special meeting execute a written consent providing for such action.

       Appraisal Rights. The DGCL does not give appraisal rights in a merger or consolidation to holders of stock listed on a national securities exchange (such as the Nasdaq National Market) or held of record by more than 2,000 shareholders, provided that such holders receive shares of stock of the company surviving the merger or consolidation or shares of stock of any other company which is either listed on a national securities exchange or held of record by more than 2,000 shareholders. The OBCA does not contain any similar exemption from its provisions relating to dissenter's rights of appraisal for amalgamations. In addition, appraisal rights are available under the DGCL for sales of all or substantially all of the Corporation's assets or charter amendments only if the charter so provides. Shareholders are entitled to appraisal rights under the OBCA in connection with the sale, lease or exchange of all or substantially all the assets of a company and for charter amendments which affect share issuance or transferability or corporate purposes or which would require a separate class vote.

       Shareholder Register. A Delaware company's stock ledger showing the names, addresses and security ownership of its shareholders may be inspected only by directors and shareholders of record for a purpose reasonably related to their respective interests as directors or shareholders. Shareholders and certain other persons may inspect the shareholder list of an Ontario company that is an offering corporation.

       Dividends and Distributions. The DGCL and OBCA treat dividends similarly. The DGCL permits a company, unless otherwise restricted by the certificate of incorporation, to pay dividends out of surplus or, if there is no surplus, out of net profits for the current and preceding fiscal year (provided that the amount of capital of the company is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In addition, the DGCL generally provides that a company may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation. The ability of a Delaware company to pay dividends on, or to make repurchases of redemptions of, its shares is dependent on the financial status of the company standing alone and not on a consolidated basis. In determining the amount of surplus of a Delaware company, the assets of the company, including stock of subsidiaries owned by the company, must be valued at their fair market value as determined by the board of directors if fair market value is less than historical book value and may be valued at their fair market value if fair market value is greater than historical book value. Under the OBCA, a company may not declare or pay a dividend if there are reasonable grounds for believing that the company is or after the payment would be, unable to pay its liabilities as they become due, or if the realizable value of the company's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

       Director Qualification and Number. A majority of the directors of an Ontario company must be Canadian residents. The DGCL has no similar requirement. The number of directors of a Delaware company may be changed by resolution of the directors if the charter or by-laws so provide (as will be the case with the proposed Xavier-Delaware certificate and by-laws) while the charter of an Ontario company must specify the number or a range for the number of directors and if authorized by a special shareholders' resolution, in between shareholders' meetings, the directors may increase the number of directors within the minimum and maximum range provided that they may not do so if after such appointment, the total number of directors

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  would be one and one-third times greater than the number of directors required to have been elected at the last annual meeting of shareholders.

       Director Liability. Under the DGCL, the charter of a Delaware company may limit the personal liability of a director to the shareholders of the company for monetary damages for breach of fiduciary duty, except for: (i) any breach of a director's duty of loyalty to the company or its shareholders;
  (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) paying a dividend or approving a stock repurchase in violation of statutory limitations; or (iv) any transaction from which a director derived an improper personal benefit. The OBCA has no comparable provision. Such a charter provision under the DGCL does not affect the right of a company or its shareholders to pursue equitable remedies such as an action to enjoin or rescind a transaction involving a breach of a director's duty of care (although such equitable remedies may not always be available) and in no way affects a director's liability under United States federal securities laws.

       Oppression Relief and Equitable Remedies. The OBCA creates a cause of action for "oppression" and "unfairness" with respect to shareholders, creditors, directors and officers and vests the court with broad remedial powers in connection therewith. The DGCL contains no comparable provision and the scope of the equitable powers of the Delaware courts as defined by existing case law is less certain than the scope of the powers of Ontario courts.

       In addition, certain differences between the powers granted to companies under the DGCL and the powers granted to companies under the OBCA may make a Delaware company less vulnerable than an Ontario company to hostile takeover attempts. These differences include the absence of power of shareholders to call special meetings unless expressly granted as discussed above. On the other hand, because of such provisions as the power of shareholders to take action without a meeting by less than unanimous consent, the DGCL may, under some circumstances, facilitate a hostile takeover attempt.

  DIFFERENCES BETWEEN THE XAVIER-CANADA ARTICLES AND THE XAVIER-DELAWARE CERTIFICATE

       The Xavier-Delaware Certificate to be adopted in connection with the Merger (and the Xavier-Canada Certificate after the Domestication) differ substantially from the Xavier-Canada Articles. Differences include, but are not limited to, the following:

       Capital Structure. Under the Xavier-Delaware Certificate, the total number of shares of capital stock that the Company will have the authority to issue is 310 million, including 300 million shares of Xavier-Delaware Common Stock and ten million shares of Xavier-Delaware Preferred Stock. Under the Xavier-Canada Articles, the Company has the authority to issue unlimited amounts of no par value stock for both common and preference shares.

       Board of Director Size. The Xavier-Delaware Certificate (i) provides for an initial board of directors consisting of five members but contains no restrictions on the minimum or maximum number of directors except as provided by Delaware law and (ii) divides the Board of Directors into three classes, one of which is elected each year to hold office for a three-year term and until successors are elected and qualified. The Xavier-Canada Articles provides for a minimum of three and a maximum of ten directors. Both Xavier-Delaware and Xavier-Canada have five directors. See "Management."

       Liability of Directors. The Xavier-Delaware Certificate provides that directors of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, except that a director may be personally liable to the extent provided by applicable Delaware law which currently prohibits limitation of director liability for: (i) any breach of the director's duty of loyalty to the corporation or its shareholders; (ii) acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law; (iii) authorizing the payment of a dividend or repurchase

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  of stock; or (iv) any transaction from which the director derived an improper personal benefit. The Xavier-Canada Articles prior to the Domestication contain no similar provision.

       Shareholder Consent in Lieu of Meeting. As noted previously, under the OBCA, the shareholders of a corporation may take action without a meeting only by unanimous consent of all shareholders. Under the Xavier-Delaware Certificate (and the Xavier-Canada Certificate after the Domestication), the shareholders of the Company will not be permitted to take action without a meeting unless the board of directors shall have previously approved the taking of such action by written consent.

       Shareholder Nomination of Directors. The Xavier-Delaware Certificate (and the Xavier-Canada Certificate after the Domestication) will require shareholder nominations of directors for an election to be held at an annual meeting or special meeting of shareholders to meet certain procedural requirements including disclosure of such information regarding the proposed nominees as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Commission, a description of all arrangements or any affiliation between the shareholder and the proposed nominee and the consent of the nominee to serve as a director of the Corporation is so elected. Although such provision is not explicitly provided for in the Xavier-Canada Articles prior to the Domestication, the OBCA contains similar provisions.

       Business Combinations. After both the Domestication and the Merger, the Company will be subject to the provisions of Section 203 of the DGCL ("Section 203"). Section 203 provides, with certain exceptions, that a Delaware corporation may not engage in any of a broad range of business combinations with a person, or an affiliate or associate of such person, who is an "interested stockholder" for three years from the date that such person became an interested stockholder unless: (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the Board of Directors of the corporation before the person becomes an interested stockholder, (ii) the interested stockholder acquired 85% or more of the outstanding voting stock of the corporation in the same transaction that makes such person an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by certain employee stock ownership plans), or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 66-2/3% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. Under
  Section 203, an "interested stockholder" is defined as any person who is (i) the owner of 15% or more of the outstanding voting stock of the corporation or
  (ii) an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three years immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder.

       A corporation may, at its option, exclude itself from the coverage of
  Section 203 by amending its certificate of incorporation or by-laws by action of its stockholders to exempt itself from coverage. The Company has not adopted such an amendment to its Certificate of Incorporation or By-laws.

       There is no comparable provision under the OBCA, although Section 132 of the OBCA does provide that a director or officer who is a party to a material contract or transaction or proposed material contract or transaction with the Company or is a director or an officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Company must disclose in writing to the Company or request to have entered in the minutes of meetings of directors the nature and the extent of his interest. The disclosure required must be made:

            (i) at the meeting at which a proposed contract or transaction is first considered;

            (ii) if the director was not then interested in a proposed contract or transaction, at the first meeting after he becomes so interested;

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           (iii)  if the director becomes interested after a contract is made or a transaction is entered into, at the first meeting after he becomes so interested; or

            (iv) if a person who is interested in a contract or transaction later becomes a director, at the first meeting after he becomes a director.

       Where the above section applies to a director in respect of a material contract or transaction or proposed material contract or transaction that in the ordinary course of the Company's business, would not require director or shareholder approval, the director shall disclose in writing to the Company or request to have entered in the minutes of meetings of directors the nature and extent of his interest forthwith after the director becomes aware of the contract or transaction or proposed contract or transaction.

       An interested director may not vote on any resolution to approve the contract or transaction unless the contract or transaction is:

                  (i) an arrangement by way of security for money lent to or obligations undertaken by the director for the benefit of the Company or an affiliate;

                  (ii) one relating primarily to his remuneration as a director, officer, employee or agent of the Company or an affiliate;

                 (iii) one for indemnity or insurance; or

                  (iv) one with an affiliate.

       Where a material contract is made or a material transaction is entered into between a corporation and another person or entity, of which a director of the corporation is a director or officer or in which he has a material interest, the director is not accountable to the Company or its shareholders for any profit or gain realized from the contract or transaction and the contract or transaction is neither void nor voidable, by reason only of that relationship or by reason only that the director is present at or is counted to determine the presence of a quorum at the meeting of directors that authorized the contract or transaction, if the director duly disclosed his interest and the contract or transaction was reasonable and fair to the Company at the time it was so approved.

       A director acting honestly and in good faith is not accountable to the Company or to its shareholders for any profit or gain realized from any such contract or transaction because he held the office of director and the contract or transaction, if it was reasonable and fair to the Company at the time it was approved, is not by reason only of the director's interest therein void or voidable where the contract or transaction is confirmed or approved by special resolution at a meeting of shareholders duly called for that purpose and the nature and extent of the director's interest in the contract or transaction are disclosed in reasonable detail in the notice calling the meeting or in the required information circular.

       In addition, Ontario Securities Commission Policy 9.1 deals with restrictions relating to related party transactions and the Company, as a reporting issuer in Ontario, is subject to such rules.

       For further discussion of the Xavier-Delaware certificate of incorporation, see "Description of Xavier--Delaware Securities."

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